UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha Kansai Urban Ginko Kabushiki Kaisha Minato Ginko
(Name of Subject Company)
Kansai Urban Banking Corporation The Minato Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Corporation)
Resona Holdings, Inc.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
Not applicable
(CUSIP Number of Class of Securities (if applicable))
Kazumasa Hashimoto
Chairman of the Board & President
Kansai Urban Banking Corporation
1-2-4 Nishi-Shinsaibashi, Chuo-ku
Osaka 542-0086
Japan
+81-06-6281-7000

Katsuaki Maruyama
Executive Officer
The Minato Bank, Ltd.
2-1-1 Sannomiya-cho, Chuo-ku
Kobe 651-0193
Japan
+81-78-333-3224

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Not applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following document is attached as exhibit to this Form CB:

Exhibit Number

1.
English translation of the press release titled “Basic Agreement Concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.” dated March 3, 2017.

Item 2. Informational Legends

Included in Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Resona Holdings, Inc. is submitting to the Securities and Exchange Commission concurrently with the furnishing of this Form CB a Form F-X executed by it and its agent for service of process.

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PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESONA HOLDINGS, INC.

Dated: March 28, 2017	By:	/s/ Masahiro Minami
Name: Masahiro Minami
Title: General Manager

3

EXHIBIT 1

The transactions pursuant to the business integration are made for the securities of Japanese companies.  The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Resona Holdings, Inc.
Sumitomo Mitsui Financial Group, Inc.
The Minato Bank, Ltd.
Kansai Urban Banking Corporation
The Kinki Osaka Bank, Ltd.

Basic Agreement Concerning a Business Integration between The Minato Bank, Ltd.,
Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.

Tokyo, March 3, 2017

Resona Holdings, Inc. (Resona Holdings, President: Kazuhiro Higashi), Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Koichi Miyata), The Minato Bank, Ltd. (Minato, President: Hiroaki Hattori), Kansai Urban Banking Corporation (Kansai Urban, President: Kazumasa

Hashimoto) and The Kinki Osaka Bank, Ltd. (Kinki Osaka, President: Koji Nakamae) hereby announce that these companies have agreed (the “Basic Agreement”) to proceed with discussion and consideration for the purpose of a business integration (the “Business Integration”) of the three banks, Minato, Kansai Urban and Kinki Osaka (collectively, the “Integrated Group” and individually, the “Integrating Party”), at their respective board of directors meetings held today.  The Business Integration is subject to the approval and permission of the relevant authorities.

1.	Background and Objectives of the Business Integration

The banking industry is facing various accelerating structural changes, such as changes in the demographic structure of Japan and heightened awareness of an aging society, changes in the financial sector caused by technological advancements as well as the dawn of a new competitive era shattering walls between industries.  By promptly establishing a new business model that meets such changes in the business environment, each Integrating Party, as a regional financial institution, desires to further contribute to the development of the regional economy and make a new start for its regrowth.
As the gross regional product (approximately ¥80 trillion) of the Kansai region, on which the businesses of the Integrated Group are based, constitutes 16% of the gross domestic product of Japan, The Integrating Parties, Resona Holdings and SMFG believe that contributing to the further stimulation and vigorous growth of the Kansai economy, while making the best use of the strengths and characteristics of each Integrating Party, is the most important mission for financial institutions whose primary market is the Kansai region and will eventually contribute to the sustainable growth of the Japanese economy.
Based on such basic understanding, the Integrated Group will aim to deepen the long-term relationships with its customers and local communities that each Integrating Party has established over the years and will also aim to establish one of the leading regional financial groups in Japan and the largest regional financial group in the Kansai region where its employees will work with great motivation and pride.

The Integrated Group will strive to create a “New Retail Financial Services Model that is in Step with the Future of the Kansai Region” based on the following basic concepts and policies:

Basic Concepts to be Considered for the Business Integration

-	The Integrating Parties, Resona Holdings and SMFG will proceed with discussion and consideration on the assumption that each Integrating Party will be integrated in the spirit of equal footing.

-	Resona Holdings will own a majority of the voting rights in the holding company of the Integrated Group (please refer to 2. below, the “Holding Company”). The Holding Company will be a consolidated subsidiary of Resona Holdings.
-	The Holding Company will be an equity method affiliate of SMFG.
-	The Holding Company will maintain its independence in line with the requirements for publicly listed companies in Japan.
-	The Integrated Group will aim to create a new retail financial services model while respecting the strengths and regional characteristics that each Integrating Party has cultivated.
-	The Holding Company and each Integrating Party will establish a governance structure adequate for a listed group of companies in order to maximize the effect of the Business Integration under Resona Holdings’ governance of the group.
-	With respect to Kansai Urban and Kinki Osaka, we will examine ways to optimize their business structure and maximize the effect of the Business Integration, including a potential merger of the two banks, before a definitive agreement concerning the Business Integration (the “Definitive Agreement”) is executed.

Basic Policies of the Integrated Group

-	To create a new retail financial services model that is in step with the future of the Kansai region and beyond the reach of existing regional banks, while trying to further contribute to the Kansai region’s customers and local communities:
-	To establish one of the leading regional financial groups in Japan and the largest regional financial group in the Kansai region with a strong customer base and business platform as well as an outstanding branch network (379 branches);
-	To provide retail financial services by making the best use of sophisticated products and solutions in areas such as trusts, real estate, asset management, securities and overseas expansion support functions; and
-	To contribute to the Kansai economy in a fundamental manner by demonstrating high-quality financial intermediary functions.
-	To improve the productivity and enhance the capital foundation of the Integrated Group through the Business Integration:
-	To further improve the operational efficiency and boost the productivity of the Integrated Group by giving consideration to the sharing operational reorganization know-how within the Resona Holdings group and each Integrating Party and to integrating their respective administrative functions and systems into those of the Resona Holdings group;
-	To build a strong capital foundation; and

-	To optimize the management structure of the Integrated Group based on sound management practices supported by a high level of corporate governance awareness and also based on local characteristics in order to maximize the effectiveness of the Business Integration.
-	To develop a new corporate culture:
-	To establish a corporate culture appropriate for a new retail financial services model with a high standard of awareness of duties and a free and open-minded environment;
-	To cultivate a corporate culture that enables employees to feel proud and motivated while respecting work-life balance; and
-	To allocate personnel and treat individual officers and employees fairly by fully considering the characteristics of each Integrating Party while ensuring fairness and transparency in line with the spirit of equal footing between the Integrating Parties.

2.	Structure of the Business Integration

We are planning to integrate Minato, Kansai Urban and Kinki Osaka through a holding company structure whereby these banks will become wholly-owned subsidiaries of the intermediate holding company to be incorporated under the umbrella of Resona Holdings.  The specific structure and method of the Business Integration, including stock transfers, stock exchanges and other methods, are subject to further discussion.  The Integrating Parties, Resona Holdings and SMFG will determine how to deal with the preferred stock issued by Kansai Urban after considering various options but prior to the execution of the Definitive Agreement.
[Image Chart of the Integrated Group]

3.	Summary of the Integrated Group

The Integrated Group will be one of the leading regional financial groups in Japan with a competitive and full-scale branch network (379 branches) that can be a platform for providing services to customers (mainly in Osaka, Hyogo and Shiga prefectures) in a cohesive manner.  The total assets of the Integrated Group will amount to ¥11.4 trillion (6th position among the regional bank groups in Japan), loans and bills discounted will amount to ¥8.6 trillion (5th position among the regional bank groups in Japan), gross banking profit will amount to ¥160 billion (4th position among the regional bank groups in Japan) and net income will amount to ¥44.4 billion (5th position among the regional bank groups in Japan).

[For reference] Summary of the Integrated Group (FY Ended March 2016)
	Minato	Kansai Urban	Kinki Osaka	Total
Total assets (on a consolidated basis)	¥3,484.6 billion	¥4,483.0 billion	¥3,516.5 billion	¥11,484.2 billion
Loans and bills discounted (on a consolidated basis)	¥2,495.3 billion	¥3,747.1 billion	¥2,437.1 billion	¥8,679.6 billion
Deposits (on a consolidated basis)	¥3,093.3 billion	¥3,812.1 billion	¥3,207.3 billion	¥10,112.8 billion
Gross banking profit (on a non-consolidated basis)	¥45.2 billion	¥63.8 billion	¥51.0 billion	¥160.0 billion
Net income (on a non-consolidated basis)	¥7.0 billion	¥15.1 billion	¥22.3 billion	¥44.4 billion
Number of branches (including sub-branches) (as of the end of February 2017)	106 branches (101branches in Hyogo and 4 branches in Osaka)	155 branches (76 branches in Osaka, 52 branches in Shiga and 9 branches in Hyogo)	118 branches (106 branches in Osaka and 8 branches in Hyogo)	379 branches (186 branches in Osaka, 118 branches in Hyogo and 52 branches in Shiga)

The corporate name, head office location, representative and officer composition, institutional design and other related matters will be discussed among the Integrating Parties, Resona Holdings and SMFG and will be determined prior to the execution of the Definitive Agreement.

4.	Integration Ratio

The integration ratio in the Business Integration will be determined, upon good-faith discussion, among the Integrating Parties, Resona Holdings and SMFG prior to the execution of the Definitive Agreement by taking into consideration the result of due diligence, a share price valuation by a third-party valuation institution and other related factors.

5.	Establishment of an Integration Preparation Committee

The Integrating Parties will establish an integration preparation committee, which will engage in thorough discussion regarding the Business Integration in order to realize the above-described basic concepts and basic policies of the Business Integration in a smooth manner.  Furthermore, Resona Holdings and SMFG will provide full-scale assistance regarding the Business Integration.

6.	Timetable

March 3, 2017 (Today)	Execution of the Basic Agreement
By around the end of September 2017 (Scheduled)	Execution of the Definitive Agreement
By around the end of November 2017 (Scheduled)	Extraordinary Meeting of Shareholders for the Approval of the Business Integration
Around April 2018 (Scheduled)	Delisting date from Tokyo Stock Exchange
(Minato and Kansai Urban)
Around April 2018 (Scheduled)	Completion date of the Business Integration
Around April 2018 (Scheduled)	Listing date of the Holding Company

7.	Summary of the Three Banks
-	Summary of Corporate Information (as of the end of December 2016)

	Minato		Kansai Urban		Kinki Osaka
Corporate Name	The Minato Bank, Ltd.		Kansai Urban Banking Corporation		The Kinki Osaka Bank, Ltd.
Date of Incorporation	September 6, 1949		July 1, 1922		November 24, 1950
Head Office Location	2-1-1, Sannomiyacho, Chuo-ku, Kobe-shi, Hyogo		1-2-4, Nishi-Shinsaibashi, Chuo-ku, Osaka-shi, Osaka		2-2-1, Bingomachi, Chuo-ku, Osaka-shi, Osaka
Representative	Hiroaki Hattori Representative Director and President		Kazumasa Hashimoto Representative Director and President		Koji Nakamae Representative Director and President
Capital stock	¥27.4 billion		¥47.0 billion		¥38.9 billion
Number of shares issued	41,095 thousands shares		73,791 thousands shares		1,827,196 thousands shares
Total Assets (consolidated)	¥3,587.8 billion		¥4,555.2 billion		¥3,535.2 billion
Net Assets (consolidated)	¥137.9 billion		¥200.3 billion		¥153.7 billion
Deposits (non-consolidated)	¥3,174.2 billion		¥4,041.7 billion		¥3,232.2 billion
Loans and bills discounted (non-consolidated)	¥2,534.8 billion		¥3,833.4 billion		¥2,362.3 billion
Number of employees (non-consolidated)	2,259		2,552		2,171
Number of branches (including sub-branch)	105		155		118
Major shareholders and Ratio of Voting Rights(1)	Sumitomo Mitsui Banking Corporation	44.97%	Sumitomo Mitsui Banking Corporation	49.36%	Resona Holdings, Inc.	100%
	Minato Bank Kyoueikai	8.31%	GINSEN Co. ,Ltd	4.95%
	Nippon Life Insurance Company	2.75%	Cedyna Financial Corporation	3.77%
	Japan Trustee Services Bank, Ltd. (Trust Account)	2.41%	Japan Trustee Services Bank, Ltd. (Trust Account)	2.63%
	Minato Bank Employees’ Shareholding Association	2.27%	Sumitomo Mitsui Card Company, Limited	2.43%
Notes:
(1) With respect to Minato and Kansai Urban, the ratio of voting rights is as of the end of September 2016.

-	Financial Summary for the Most Recent Three Years

(Unit: millions of yen)
	Minato			Kansai Urban
Fiscal Year ended March 31	FY 2014	FY 2015	FY 2016	FY 2014	FY 2015	FY 2016
Ordinary income (non-consolidated)	59,159	57,026	56,841	90,295	85,577	81,737
Gross banking profit (non-consolidated)	44,179	46,431	45,236	67,303	66,660	63,827
Net business profit (non-consolidated)	13,573	11,628	12,937	27,607	22,571	20,932
Ordinary profit (consolidated)	14,178	13,554	11,854	26,182	23,077	22,218
Net profit attributable to the shareholders of the parent company (consolidated)	7,511	7,478	7,360	18,447	17,354	16,016

	Kinki Osaka
Fiscal Year ended March 31	FY 2014	FY 2015	FY 2016
Ordinary income (non-consolidated)	67,070	68,809	68,273
Gross banking profit (non-consolidated)	51,736	53,084	51,034
Net business profit (non-consolidated)	15,447	14,414	13,491
Ordinary profit (consolidated)	12,516	16,551	18,774
Net profit attributable to the shareholders of the parent company (consolidated)	7,811	12,463	25,344

End.